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                         [Chematch.com, Inc. Letterhead]



                               September 29, 2000

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Max Webb

         Re:  CheMatch.com, Inc. Form S-1 (Registration No. 333-31380)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, CheMatch.com, Inc., a Delaware corporation (the "Registrant"), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant has determined at this time not to effect its initial public offering pursuant to the Registration Statement due to market conditions. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.


                                               Very truly yours,

                                               CHEMATCH.COM, INC.


                                               By:  /s/ Larry McAfee
                                                  ------------------------------
                                               Name:    Larry McAfee
                                               Title:   President